SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACTS OF 1934

FOR THE MONTH OF NOVEMBER 2007

PSi TECHNOLOGIES HOLDINGS, INC.

(Exact name of Registrant as specified in its Charter)

NOT APPLICABLE

(Translation of Registrant’s name into English)

Electronics Avenue

FTI Industrial Complex

Taguig, Metro Manila 1604, Philippines

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PSi Technologies Holdings, Inc.

Third Quarter 2007 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: NOVEMBER 7, 2007

PSi TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Arthur J. Young, Jr.
Arthur J. Young, Jr.
President and Chief Executive Officer

PSi Technologies Holdings, Inc.

Third Quarter 2007 Results

PSi TECHNOLOGIES REPORTS THIRD QUARTER 2007 RESULTS

Manila, Philippines – November 7, 2007 – PSi Technologies Holdings, Inc., (NASDAQ: PSIT), a leading independent provider of assembly and test services for the power semiconductor market, today announced financial results for the third quarter ended September 30, 2007:

Third Quarter Financial Results

The third quarter revenue totaled $22.5 million, relatively unchanged compared to $22.7 million in the previous quarter, and a decline of 6.4% compared to the same quarter in 2006.

The company continues to experience the softness in the power semiconductors market as a result of inventory adjustments. In particular, the third quarter volume of the package used in appliances has significantly dropped compared to the previous quarter.

The top five customers for the third quarter of 2007(in alphabetical order) were Infineon Technologies, NXP Semiconductors, ON Semiconductors, Power Integrations, and ST Microelectronics. The products assembled and tested for these customers are used in various end user applications, such as, automotive systems, consumer electronics, communications equipment, industrial applications, home appliances and PC motherboards. As in the prior quarter, PSi continues to focus on developing strategic partnerships with new customers, particularly for its new package family of Power QFN.

The cost of sales improved from $18.8 million in the second quarter of 2007 to $18.2 million in the third quarter, largely due to the cost reduction programs covering raw materials usage and efficiency in manpower management leading to productivity gains. Furthermore, the company realized the benefit of its efforts to move its product portfolio towards higher contribution packages. As a result, gross profit increased by 42.1% from $0.8 million in the second quarter to $1.2 million in the third quarter of 2007.

Net other expenses for the third quarter improved to $0.9 million from $1.3 million during the previous quarter. This reduction in net other expenses is attributable to lower foreign exchange losses resulting from the slowdown on the rate of appreciation of the Philippine currency against the U.S. dollar in the third quarter as compared to previous quarter and lower interest and bank charges, partly offset by additional legal fees resulting from the closure of China operations.

Overall, the improvement in gross profit by 42.1% and reduction of net other expenses by 29% for the third quarter resulted to an improvement in net loss by 20.9% and a 18.6% increase in EBITDA, compared to the second quarter of 2007.

PSi Technologies Holdings, Inc.

Third Quarter 2007 Results

Year To Date Financial Results

Sales revenue for the first nine months of 2007 was $69.9 million, representing an increase of 8.0% over sales revenue of $64.7 million for the same period last year. 2006 results exclude sales revenue of $2.2 million generated by the now-closed China operations.

Through the first nine months of 2007, the continued appreciation of the Philippine currency against the U.S. dollar and the increase in copper prices in the first nine months of 2007 as against the same period of 2006 has negatively affected gross profit and EBITDA. Comparing the same periods of 2007 and 2006, the Philippine peso, on the average, has appreciated by 9%. The copper prices have increased by an average of 30%, from $5.3/kg to $6.89/kg, for the first nine months of 2006 and 2007, respectively. The impact of these external factors was partly reduced through management focus on, and execution of, cost reduction initiatives and productivity improvement programs across the two assembly and test sites. Moreover, the company was able to obtain agreements with its major customers that enabled the company to pass through increased copper prices to customers beginning in the latter part of third quarter 2007.

With the appreciation of the Philippine peso and the increase in copper prices offset by the cost initiatives, productivity programs and the copper price pass-through, gross profit for the first nine months of 2007 was $3.3 million, down from $4.1 million in the same period of 2006. Similarly, EBITDA was down from $8.3 million to $6.4 million, for the first nine months of 2006 and 2007, respectively.

Balance Sheet Highlights

Third quarter 2007 ending cash balance improved by 80%, from $3.3 million in December 2006 to $5.9 million in September 2007. The net increase in cash can be largely attributed to improved collections and a prepayment from a customer, offset by reduction in liabilities and acquisition of machineries.

New acquisitions in property, plant and equipment totaled $1.9 million for the first nine months of 2007. These expenditures are mostly related to the purchase of machineries and equipment to improve capacity and support ramp up for new products.

Total current liabilities decreased by $5.5 million, from $37.8 million in December 2006 to $32.3 million in September 2007, mainly due to payment of trade and capital liabilities. The prepayment from a customer, $1.3 million as of September 2007, effectively booked the production line for current and future loadings

Noncurrent liabilities account includes the carrying amount of $5.9 million Exchangeable Notes issued in July 2003 and June 2005, net of discount representing the embedded conversion feature of the Note.

Business Outlook

Arthur J. Young, Jr., Chairman and CEO said, “During the third quarter we had to contend with rapidly-changing business demand that affected the semiconductor value chain. A couple of PSi customers had dramatic net reductions in volume, which affected our own loading requirements. To avert further negative financial impact, we were able to move our assembly and test lines to

PSi Technologies Holdings, Inc.

Third Quarter 2007 Results

higher-contribution margin packages and execute on our cost and productivity initiatives. We anticipate that our particular market will strengthen and will be back to single digit growth in the fourth quarter of 2007. We see the Philippine peso further appreciating in the fourth quarter of 2007, the effect of which we will continue to address.”

Gordon J. Stevenson, EVP and COO remarked, “During 2007 we have made significant strides forward with respect to embedding continuous improvement activities in both of our manufacturing sites and have sustained our cost reduction drive considered essential towards combating the appreciating peso and increased copper prices. Our ‘Quality First’ strategy continues to yield breakthrough performance with numerous key customers viewing PSi as a preferred supplier and either now starting to shift their demand to PSi or increasing the current load to our Philippine manufacturing facilities. While opportunities remain, these factors combined are assisting greatly the overall PSi financial performance and are enabling us to lay a much more competitive foundation in preparation for an improved stronger semiconductor market.”

About PSi Technologies

PSi Technologies is a focused independent semiconductor assembly and test service provider to the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. Their customers include most of the major power semiconductor manufacturers in the world such as Infineon Technologies, ON Semiconductor, Philips Semiconductor, and ST Microelectronics. For more information, visit the Company’s web site at www.psitechnologies.com or call:

At PSi Technologies Holdings, Inc.: Larry Cajucom (632) 838 4489 hvcajucomjr@psitechnologies.com.ph	At Financial Relations Board: Lasse Glassen (213) 486 6546 lglassen@financialrelationsboard.com

This press release contains forward-looking statements that involve risks and uncertainties. Actual results and outcomes may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the pace of development and market acceptance of PSi’s products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, the possibility of our products infringing patents and other intellectual property of third parties, product defects, costs of product development, manufacturing and government regulation, risks inherent in emerging markets, including but not limited to, currency volatility and depreciation, restricted access to financing and political and social unrest and the possibility that the initiatives described herein may not produce the intended results. PSi undertakes no responsibility to update these forward-looking statements to reflect events or

PSi Technologies Holdings, Inc.

Third Quarter 2007 Results

circumstances after the date hereof. More detailed information about potential factors that could affect PSi’s financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.

-Financial Tables Follow-

PSi Technologies Holdings, Inc.

Third Quarter 2007 Results

PSi Technologies Holdings, Inc.

Unaudited Income Statement

(In US Dollars)

	For the Three Months Ended			For the Nine Months Ended
	30-Sep-07	30-Jun-07	30-Sep-06	30-Sep-07	30-Sep-06
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
REVENUES	$22,502,430	$22,675,639	$24,052,713	$69,856,734	$64,666,457
COST OF SALES	18,205,792	18,818,243	18,556,448	57,093,931	50,474,809
DEPRECIATION	3,129,672	3,036,396	3,634,203	9,462,144	10,136,943

GROSS PROFIT (LOSS)	1,166,966	821,000	1,862,062	3,300,659	4,054,706

OPERATING EXPENSES
Research and development	308,405	274,256	306,288	834,460	822,173
Stock compensation cost	44,943	29,227	28,715	103,396	128,695
Administrative expenses	1,787,967	1,660,905	1,672,073	5,096,877	4,752,905
Marketing expenses	223,628	225,038	187,035	678,141	521,516

Total Operating Expenses	2,364,943	2,189,426	2,194,111	6,712,874	6,225,288

LOSS FROM OPERATIONS	(1,197,977)	(1,368,426)	(332,049)	(3,412,215)	(2,170,582)

Interest and bank charges-net	(262,954)	(336,662)	(217,845)	(852,280)	(717,821)
Foreign exchange gains(losses)-net	(123,317)	(472,747)	(228,673)	(729,097)	(344,552)
Lease income	41,370	41,370	28,920	124,110	—
Exchangeable Note interest and financing charges	(638,130)	(612,979)	(595,280)	(1,868,038)	(1,718,306)
Loss on discontinued operation and special charges	(23,904)	—	—	(23,904)	(1,078,491)
Miscellaneous	57,355	35,267	(2,303)	105,606	2,553

Net Other Expense	(949,580)	(1,345,751)	(1,015,181)	(3,243,603)	(3,856,616)

NET LOSS	$(2,147,557)	$(2,714,177)	$(1,347,230)	$(6,655,818)	$(6,027,198)

EBITDA	$2,105,304	$1,775,815	$3,259,133	$6,439,769	$8,327,655
No. of Shares Outstanding	13,289,525	13,289,525	13,289,525	13,289,525	13,289,525
EPS- based on Outstanding Shares	(0.16)	(0.20)	(0.10)	(0.50)	(0.45)

PSi Technologies Holdings, Inc.

Third Quarter 2007 Results

PSi Technologies Holdings, Inc.

Unaudited Consolidated Balance Sheet

(In US Dollars)

	30-Sep-07	31-Dec-06
	Unaudited	Audited
ASSETS
Current Assets
Cash	$5,942,598	$3,270,042
Restricted Cash	—	102,969
Accounts receivable-net	10,848,821	14,643,596
Inventories-net	4,490,719	5,901,366
Other current assets-net	1,073,853	482,629

Total Current Assets	22,355,991	24,400,602

Noncurrent Assets
Property, plant and equipment-net	28,169,527	36,099,471
Other noncurrent assets-net	1,309,618	1,277,391

Total Noncurrent Assets	29,479,145	37,376,862

	$51,835,136	$61,777,464

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued expenses	$20,327,327	$24,604,664
Accounts payable CAPEX	354,802	2,509,204
Loans Payable	10,250,000	10,524,743
Advance from customer	1,346,244	—
Trust receipts payable	60,240	39,998
Income tax payable	—	114,773

Total Current Liabilities	32,338,613	37,793,382

Noncurrent Liabilities
Exchangeable Note	5,904,433	4,541,506
Accrued retirement benefit cost	3,794,777	3,092,841

Total Noncurrent Liabilities	9,699,210	7,634,347

Stockholders' Equity
Capital stock-Philippine peso 1-2/3 par value Authorized-37,058,100 shares Issued and outstanding-13,289,525 shares	590,818	590,818
Additional paid-in capital	79,647,982	79,544,586
Other comprehensive loss	(2,055,236)	(2,055,236)
Deficit	(68,386,251)	(61,730,433)

Total Stockholders' Equity	9,797,313	16,349,735

	$51,835,136	$61,777,464

PSi Technologies Holdings, Inc.

Third Quarter 2007 Results

PSi Technologies Holdings, Inc

Unaudited Consolidated Statement of Cash Flows

(In US Dollars)

For the Nine Months Ended September 30, 2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(6,655,818)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	9,784,412
Interest on exchangeable notes converted to principal	649,604
Stock compensation costs	103,396
Amortization of debt issuance costs and discount	727,914
Accretion of interest receivable from sale of land, building and improvements	(30,281)
Accretion of interest receivable from Manila Electric Company	(26,668)
Provision for pension expense	586,960
Provision for inventory losses	4,395
Provision for doubtful accounts	10,599
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade and other receivables	3,747,069
Inventories	1,387,569
Other current assets	(591,225)
Decrease in trade and other payables	(6,786,337)

Net cash provided by (used in) operating activities	2,911,589

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property and equipment	(1,540,684)
Decrease (increase) in other noncurrent assets	(46,817)

Net cash used in investing activities	(1,587,501)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from (payments of) trust receipts payable	20,242
Net proceeds from (payments of) loans payable	(274,743)
Advance from customer	1,500,000
Decrease in restricted cash	102,969

Net cash provided by financing activities	1,348,468

NET INCREASE (DECREASE) IN CASH	2,672,556
CASH, BEGINNING OF PERIOD	3,270,042

CASH, END OF PERIOD	$5,942,598

SUPPLEMENTAL INFORMATION ON NONCASH INVESTING AND FINANCING ACTIVITIES
Property and equipment acquired on account under accounts payable	$354,802